June 27, 2005



Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


RE:   ARLINGTON HOSPITALITY, INC.
      FORM 10-K:  FOR THE YEAR ENDED DECEMBER 31, 2004
      FILE NO. 0-15291

Dear Ms. Van Doorn:

We are pleased to provide the following responses to the follow-up staff comment letter dated June 8, 2005. For convenience of reference, our responses are organized using the same headings and numbered captions as your letter. Additionally, we have reproduced your comments in this letter and included our responses directly below each comment.


Note 12 - Sale of Hotels and Plan for Future Hotel Disposition, page F-29:

1.   Staff Comment:

     We note your response to our previous comment number one. If the basis for reporting the proceeds from the sale of these hotels gross is because you are developing and constructing the hotels for sale, explain why you are not reporting hotels under development as a separate line item on your balance sheet. In addition, your impairment policy should be revised to address how you assess and recognize impairment for properties under development. Refer to Paragraphs B122 and B123 of SFAS 144. Further, explain why the sales of AmeriHost Inn hotels are not accounted for as discontinued operations under SFAS 144. Refer to the guidelines of EITF 03-13 in your response, and also address whether these hotels produce cash flows to you through their operations prior to their sale. If you are operating these hotels prior to their sale, and they are providing operating cash flows, explain why you believe these hotels should be classified as hotels under development, and, correspondingly, why the proceeds from their sales should be reported as revenues rather than net as gain or loss on sale.


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     Response:

     When the Company builds a hotel for its own account (i.e., a "consolidated" hotel, meaning a 100% owned hotel or a hotel where the Company has a controlling ownership interest), it is reflected on the balance sheet as "construction in progress" during the construction period. As of December 31, 2004, there was one such hotel in the early development stages. The December 31, 2004 balance sheet had construction in progress of approximately $313,000 reflecting costs incurred in connection with this development. In the first quarter of 2005, this project was terminated and the land parcel was sold. The Company recorded an impairment charge on this project of approximately $188,000 in 2004, and the gain from the sale in 2005 was nominal.

     As of December 31, 2004, there was also one hotel under construction, which the Company was contracted to build for an unconsolidated joint venture (i.e., the Company has a minority, non-controlling ownership interest). The Company accounted for this construction using the percentage of completion method. The "construction in progress" asset for this hotel was not reported on the Company's balance sheet since the hotel is owned by an unconsolidated joint venture.

     After a "consolidated" hotel is open, it is classified as "held for sale" in the Company's balance sheet if the hotel is being actively marketed for sale, and is expected to be sold within the next twelve months. AmeriHost Inn hotels and "other" brand hotels held for sale are classified separately. AmeriHost Inn hotels that are not classified as "held for sale" are shown as fixed assets under the separate categories including land, building, furniture, fixtures and equipment, etc. Once the decision is made to actively market a hotel for sale, and it is expected to be sold within the next twelve months, it is then classified as "held for sale".

     All of the "consolidated" hotels provide operational cash flows to the Company until the time they are sold. With respect to the consolidated AmeriHost Inn hotels, the Company does have a continuing interest in the hotel after the sale, and therefore the operations of the hotel prior to a sale have not been included as "discontinued operations." The continuing involvement with the AmeriHost Inn hotels is in the form of a royalty sharing payment the Company receives from Cendant Corporation. After the Company sells an AmeriHost Inn hotel, the Company receives a stipulated percentage of the ongoing royalty fees that Cendant receives from the new owner/franchisee of the hotel through 2025. Since there is this continuing involvement, the Company reports the operations of the hotels, prior to their sale, as continuing operations rather than discontinued operations. The operations of "other" brand hotels, including any gain or loss on sale, are classified as "discontinued operations" in the Company's statement of operations in accordance with SFAS 144, as it has been the stated objective of the Company to divest of these hotels, and the Company has no continuing involvement with the hotel after it is sold.

     The Company earns development profit building hotels for its own account as well as for unrelated third parties and unconsolidated joint ventures. The method and timing of this


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     profit recognition is different under each scenario. The revenue and expenses from the development of a hotel for an unconsolidated joint venture (or for an unrelated third party) are recognized on a percentage of completion basis throughout the construction period. For a consolidated AmeriHost Inn hotel, this revenue and expense is recognized upon the sale of the hotel, as an operating activity rather than a net gain upon sale (non-operating). With respect to the sale of consolidated AmeriHost Inn hotels, since this activity is considered an ongoing, central operation of the Company, we believe it is appropriate to record operating revenue and expenses in connection with the sale of these hotels, in accordance with FASB Statement of Concepts No. 6.

     Finally, based on your comment, we intend to add language to our impairment policy footnote disclosure as follows (with changes in bold):

         Long-lived assets and impairment:

         The Company periodically reviews the carrying value of its long-lived assets, INCLUDING UNDEVELOPED LAND PARCELS AND CONSTRUCTION IN PROGRESS, in relation to historical results, current business conditions and trends to identify potential situations in which the carrying value of assets may not be recoverable. SUCH FACTORS MAY INCLUDE CONSTRUCTION OVERRUNS, TIMING DELAYS, CHANGES IN DEVELOPMENT PLANS, AND UNFORESEEN DEVELOPMENT COSTS. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would estimate the undiscounted sum of the expected cash flows of such assets, INCLUDING THE POTENTIAL SALE OF THE ASSET, to determine if such sum is less than the carrying value of such assets to ascertain if an impairment exists. If an impairment exists, the Company would determine the fair value by using quoted market prices, if available for such assets, or if quoted market prices are not available, the Company would discount the expected future cash flows of such assets.

     We also intend to incorporate similar revisions to the "critical accounting policies" section of the "Management's Discussion and Analysis" included in the future periodic reports on Form 10-Q and 10-K.


2.   Staff Comment:

     In your response to our previous comment number two, you state "this obligation was contingent since the Company had the option to pay higher rent rather than pay PMC the Assigned Value shortfall, if any, upon the sale of a hotel pursuant to this Amendment." Tell us if you paid higher rent during this period.

     Response:

     The Company never exercised the option to pay the higher rent rate to PMC. Instead the Company facilitated the sale of certain hotels on behalf of PMC to unrelated third parties or to the Company, under certain terms and by certain dates as prescribed by the


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     amendment. In connection with these sales, the Company paid PMC, or remained obligated to pay PMC, the Assigned Value shortfall.

Note 14 - Commitments, Contingencies and Other Matters, page F-33:

3.   Staff Comment:

     We note your response to our previous comments four through six. Please provide us with a schedule showing your accounting for the conversion of the 17 hotels from an operating lease to a capital lease. Specifically, show the amount of the loss recognized in the reduction in fair market value that was considered in the recordation of the capital leases. Please provide the balance sheet activity and statement of operations activity by line item for this transaction, and the subsequent activity in these accounts for 2004, including the Arlington Fee and Proceeds Deficit Notes.

     Response:

     Please see attached schedule, as requested, which shows the accounting for the conversion of 17 hotels from operating leases to capital leases. This schedule shows the initial recording of the transaction, as well as the activity in all related accounts from the effective date (October 1, 2004) through December 31, 2004. Please note that there was no loss recognized upon the recordation of the capital leases, as the capital leases were recorded initially at estimated fair market value, in accordance with SFAS
     13. The Proceeds Deficit Note was increased as a result of the sale of a hotel during the fourth quarter of 2004 (the AmeriHost Inn Smyrna, GA), and decreased by the payment of an Arlington Fee related to the sale of a hotel prior to October 1, 2004, as reflected in the attached schedule.


We appreciate the opportunity to respond to the staff's follow-up questions regarding our financial disclosures. The Company hopes that the information included above is responsive to the additional questions raised by the staff. Please contact our outside counsel, Kimberly Copp, at Shefsky & Froelich, Ltd. at 312- 836-4068 or myself at 847-228-5400 ext. 361 with any additional questions or comments regarding our responses or the enclosed information.


Sincerely,

/s/ James B. Dale

James B. Dale
Chief Financial Officer

cc:  Stephen Miller, Interim CEO



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                                ARLINGTON HOSPITALITY INC.
                                 SUPPLEMENTAL INFORMATION
              RESPONSE TO COMMENT 3 OF SEC COMMENT LETTER DATED JUNE 8, 2005


                                                                      BALANCE SHEET DEBIT (CREDIT)
                                            --------------------------------------------------------------------------------
                                                           CAPITAL                                 PRECEEDS
                                                        LEASES/FIXED  CAPITAL LEASE    ACCRUED     DEFICIT
TRANSACTION                                    CASH         ASSETS      LIABILITY      INTEREST     NOTE    DEFERRED GAIN
----------------------------------------------------------------------------------------------------------------------------
TO RECORD CAPITAL LEASE ASSETS AND
OBLIGATIONS UPON EXECUTION OF THE LEASE
MODIFICATION EFFECTIVE 10/01/04                           30,041,497  (35,238,258)                               5,196,761

PAYMENT OF ARLINGTON FEE - PORT HURON
SALE                                         (164,890)                                               164,890

TO RECORD LEASE PAYMENTS OCTOBER  -
DECEMBER 2004                                (888,557)                          -

AMORTIZATION OF CAPITAL LEASE OBLIGATION
OCTOBER - DECEMBER 2004                                                  (308,806)

RATE DIFFERENTIAL ACCRUAL OCTOBER -
DECEMBER 2004                                                                          (213,563)

TO RECORD THE SALE OF SMYRNA -
DECEMBER 2004                                            (1,663,377)     1,828,567                  (505,259)
                                          ----------------------------------------------------------------------------------
                 TOTAL                    $(1,053,447)   $28,378,120 $ (33,718,497)  $ (213,563)  $ (340,369)  $ 5,196,761
                                          ==================================================================================


                                                            STATEMENT OF OPERATIONS DEBIT (CREDIT)
                                              ------------------------------------------------------------------
                                                                                          LEASE
                                                INTEREST                               TERMINATION
TRANSACTION                                     EXPENSE       REVENUES      EXPENSES       FEE           TOTAL
----------------------------------------------------------------------------------------------------------------
TO RECORD CAPITAL LEASE ASSETS AND
OBLIGATIONS UPON EXECUTION OF THE LEASE
MODIFICATION EFFECTIVE 10/01/04                                                                             -

PAYMENT OF ARLINGTON FEE - PORT HURON
SALE                                                                                                        -

TO RECORD LEASE PAYMENTS OCTOBER  -
DECEMBER 2004                                    888,557                                                    -

AMORTIZATION OF CAPITAL LEASE OBLIGATION
OCTOBER - DECEMBER 2004                          308,806                                                    -

RATE DIFFERENTIAL ACCRUAL OCTOBER -
DECEMBER 2004                                    213,563                                                    -

TO RECORD THE SALE OF SMYRNA -
DECEMBER 2004                                               (1,693,573)    1,663,377     370,265            -
                                          ----------------------------------------------------------------------
                 TOTAL                    $    1,410,926   $(1,693,573)  $ 1,663,377   $ 370,265      $     -
                                          ======================================================================